UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33192

Building Materials Holding Corporation
(Exact name of registrant as specified in its charter)

720 Park Boulevard, Suite 200, Boise, Idaho 83712
(208) 331-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase One One-Hundredth of a Share of Series C Junior Participating Cumulative Preferred Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:        70

Pursuant to the requirements of the Securities Exchange Act of 1934, Building Materials Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2010	By:	/s/ Paul Street
Name: Paul Street
Title: Chief Executive Officer